Confidential Treatment Requested by Sonus Networks, Inc. Pursuant to Rule 83

[Sonus Networks, Inc. Letterhead]

May 3, 2010

VIA EDGAR TRANSMISSION

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Sonus Networks, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed on February 25, 2010

File No. 0001-34115

Dear Ms. Collins:

On behalf of Sonus Networks, Inc. (Sonus or the Company), I hereby submit Sonus’ response to the comment of the staff (the Staff) of the Securities and Exchange Commission (the Commission) set forth in the Staff’s letter of comment, dated April 2, 2010, with respect to the above-referenced report filed under the Securities Exchange Act of 1934, as amended.  Please note that this response omits confidential information included in the unredacted version of this letter that was delivered to you on May 3, 2010.

Pursuant to the Commission Rule 83, 17 C.F.R. 200.83, Sonus requests confidential treatment for portions of our responses to Comment No. 2.  Specifically, we request that these portions, as indicated by [***], be maintained in confidence, not be made part of any public record and not be disclosed to any person, because each such portion contains confidential information, the disclosure of which would cause Sonus serious competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, Sonus respectfully requests that we be notified immediately so that we may further substantiate this request for confidential treatment under Commission Rule 83. Please address any notification of a request for access to such documents to the undersigned, with a copy to Catherine Dixon, Weil, Gotshal & Manges LLP, 1300 Eye St., N.W., Washington, D.C., 20005.

Confidential Treatment Requested by Sonus Networks, Inc. Pursuant to Rule 83

For the convenience of the Staff, the comment is included and followed by Sonus’ response.  References in this letter to “we” and “our” refer to Sonus, unless the context indicates otherwise.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1.              We note that in your discussion of the results of operations there are some instances where two or more sources of a material change have been identified, but the percentages or dollar amounts for each source that contributed to the change were not disclosed.  For example, you disclose that the decrease in product revenues from fiscal 2008 to fiscal 2009 is attributable to lower product sales and shipments, principally resulting from the current macroeconomic environment, coupled with a change in the fourth quarter of fiscal 2008 to ratable recognition of revenue from AT&T over a two-year contractual maintenance period.  Similarly, we note your disclosures that the higher product gross margin in 2009 related to both the completion in fiscal 2009 of a multi-year project for which the majority of costs had been recorded as period expense in fiscal 2008 coupled with the completion in the fourth quarter of fiscal 2008 of a low-margin multi-year project.  Tell us how you considered providing quantification and qualification of the factors that contributed to material fluctuations in operations as well as your consideration for discussing metrics (e.g., shipment volume) that management uses to evaluate and manage your business.  Refer to SEC Release 34-48960 and Section III.D of SEC Release 34-26831 for guidance.

Response

We have reviewed SEC Release 34-48960 and Section III.D of SEC Release 34-26831. Based on such guidance, we will provide more quantitative disclosure in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which we plan to file with the Commission on or about May 4, 2010.

There are many factors that, together, produce the Company’s results of operations.  When determining which factors contributed to a material fluctuation in our operations during a given period, we consider several things, including the magnitude of the material fluctuation, the contribution that each individual factor made to the material fluctuation (both in terms of absolute dollars and as a percentage of the fluctuation), and the presence or absence of other factors that may be immaterial individually but material in the aggregate.  If a particular

Confidential Treatment Requested by Sonus Networks, Inc. Pursuant to Rule 83

factor makes a significant contribution to the material fluctuation (on a percentage basis), is very large in absolute terms, or is determined to be material in some other respect (e.g., indicative of a trend), we will consider disclosing it specifically, as we did in each of the instances identified by the Staff.

Item 8.  Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 54

2.              Your disclosures on page 40 indicate that revenues from orders received after October 1, 2008 from AT&T are being recognized as a single unit ratably over the maintenance term due to the lack of VSOE for maintenance.  Tell us what caused you to be unable to establish VSOE of maintenance for this customer and why this did not impact your other customers, as we note your maintenance revenue also decreased due to “pressure on maintenance pricing.”  In addition, please quantify the amount of revenue recognized for AT&T orders received during the fourth quarters of fiscal 2008 and fiscal 2009.  If these and other bundled arrangements, if any, are material, tell us how you allocate these revenues and related costs of revenue between products and services, why you believe such presentation is reasonable, and confirm to us that this presentation has been consistently applied.  Assuming that your presentation of revenues and cost of revenues is considered reasonable for purposes of complying with Rule 5-03(b)(1) and (2) of Regulation S-X, please ensure that you disclose this information in future filings.

Response

Background

Prior to November 11, 2008, we priced our maintenance offerings based on the cumulative equipment purchased and installed on the customer’s network.  We utilized a tiered pricing structure whereby the maintenance price as a percentage of the install base decreased as the customer’s install base increased.  The tiered pricing structure consisted of *** tiers and pricing within each tier was a fixed percentage of the customer’s install base.  For example, for customers that had a cumulative install base of less than ***, maintenance was priced at *** percent of the install base; for customers with an install base of between ***, maintenance would be priced at *** of the install base.  The largest tier *** has historically only included a single customer, AT&T.  This tiered pricing structure was provided to all our customers and substantially all customers had the contractual right to renew maintenance annually based on the tiered pricing structure.  Historically, substantially all renewals of maintenance (including AT&T) occurred at pricing consistent with our tiered pricing structure.  As a result, we concluded the tiered pricing structure represented vendor specific objective evidence (VSOE) of fair value of our maintenance offerings.

Confidential Treatment Requested by Sonus Networks, Inc. Pursuant to Rule 83

During the course of 2008 we received feedback from many of our customers that our maintenance offerings were not consistent with what they were receiving from other vendors.  They stated that their vendors were beginning to offer different levels of support services in addition to making it optional to receive updates and upgrades.  They also provided feedback that our current renewal rates were not representative of current market rates.

Based on this feedback we engaged an industry analyst firm to perform a study of the various maintenance offerings of companies representing our peer group. As a result of this study in late 2008 we revised our maintenance offerings for renewals beginning in 2009.  *** During the fourth quarter of 2008, all customers received and signed a maintenance offering letter giving them the contractual right to renew maintenance based on the revised tiered pricing structure which is included in the client portal sections of our website.

During the annual year-end renewal cycle substantially all of our customers accepted the new pricing structure and not one required a re-negotiation of the maintenance pricing, with the majority of purchase orders and signed amendments received prior to December 31, 2008.  In addition, substantially all of these customers have since renewed their current maintenance programs for the 2010 annual renewal cycle at pricing consistent with the new tiered pricing structure. As such, we continued to have VSOE of fair value for our maintenance offerings under a substantive renewal rate approach for all of our customers, except for AT&T.

In the fourth quarter of fiscal 2008, AT&T proposed and we accepted that AT&T would pay a fixed amount of maintenance *** the lack of a substantive renewal rate for AT&T *** as discussed in detail below, we no longer had VSOE on the maintenance arrangement for AT&T from October 1, 2008 onwards.

Tell us what caused you to be unable to establish VSOE of maintenance for this customer (AT&T):

As noted above, our tiered maintenance pricing model has been in place for a number of years and we have an excellent history of not negotiating individual customer rates and of our customers renewing their annual maintenance at the stated contractual rates in their maintenance agreements. As a result we believe such renewal rates establish VSOE of fair value for our maintenance offerings.

***

*** The effective maintenance rate, as a percentage of their install base, that AT&T would be paying under this new agreement was below the maintenance rate that we believed was substantive at the time. Additionally, since the maintenance payable by AT&T was capped for two years and AT&T was

Confidential Treatment Requested by Sonus Networks, Inc. Pursuant to Rule 83

expected to increase its install base over that period, we had no way to determine what percentage of their install base the renewal rate would represent.  As AT&T increased its install base the maintenance as a percentage of the install base would decrease. *** we determined that the renewal rate offered to AT&T was no longer considered substantive and therefore we did not have VSOE of fair value for the maintenance arrangement with AT&T.

Tell us why this did not impact your other customers, as we note your maintenance revenue also decreased due to “pressure on maintenance pricing”:

*** All our customers in the lower tiers have always renewed their maintenance arrangements at pricing consistent with the tiered pricing structure.  Additionally, these customers also renewed their maintenance arrangements for 2009 during the fourth quarter of 2008 based on the revised tiered pricing structure.  Therefore, we believe that the revised tiered pricing structure continues to represent substantive renewal rates for all tiers. As a result we believe VSOE of fair value for all our customers (except AT&T) continues to exist.

For the reasons noted above, we do not believe the renewal rate negotiated with AT&T is substantive and therefore does not represent VSOE of fair value.  *** Therefore, we concluded we no longer have VSOE of fair value for our customers within the top tier of our pricing structure.  ***

Please quantify the amount of revenue recognized for AT&T during Q408 and for fiscal 2009. If these and other bundled arrangements, if any, are material. Tell us how you allocate these revenues and related costs of revenue between product and services.

Revenue from AT&T was *** million in Q4 2008 and *** million in fiscal year 2009.  We considered the AT&T revenue to be material to our financial results and accordingly, beginning in Q4 2008, we have applied a systematic and rational approach to bifurcate the product and service revenue for AT&T arrangements.  For all AT&T bundled arrangements recognized in Q4 2008 and later that include product, we have classified a fixed percentage of the arrangement value to service revenue in the period reported.

In determining the allocation method to use, we considered the remarks made by Mark Barrysmith at the 2007 AICPA National Conference on Current SEC and PCAOB Developments.  In calculating the fixed percentage to use in classifying revenue we believed it appropriate to look to the renewal rate in effect for customers with the largest install base (excluding AT&T) for which we have established VSOE. That is, we used VSOE of fair value for customers in the second largest tier in our tiered pricing structure as we believe these customers are the most similar to AT&T.  Beginning in Q4 2008, we have allocated the fixed percentage of the ratable revenue recognized to service revenue (maintenance

Confidential Treatment Requested by Sonus Networks, Inc. Pursuant to Rule 83

revenue) and the remainder (i.e., residual) is allocated to product revenue.  For arrangements that include professional services, those services are allocated to service revenue based on their VSOE rates.

We will include the following in future filings as part of our disclosure in Critical Accounting Policies and Significant Accounting Policies:

Beginning in the fourth quarter of 2008, for AT&T orders that contain bundled product and maintenance we have allocated a fixed percentage (which represents the maintenance renewal rate for our largest customers for which we have VSOE) of the arrangement fee to service revenue with the residual amount classified as product revenue.  We have and will continue to apply this methodology on a consistent basis.

As mentioned above, AT&T is the only customer for which product and service revenues do not qualify to be recognized as separate units of accounting.  Prior to Q4 2008, all maintenance revenues were bifurcated from product revenues based on VSOE of fair value. For all other bundled arrangements with our other customers we are not required to classify revenues between product and services as we have VSOE for maintenance.  In these arrangements we allocate revenue to service revenue based upon the customer’s maintenance renewal rates which represents VSOE with the residual value of the arrangement allocated to product revenues.

The change in the AT&T revenue recognition had no impact on the way we allocate costs between product and services.  For all arrangements, product and service-related costs are recorded based upon the nature and characteristics of the expense.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 96

3.              We note that your CEO and Interim CFO concluded that your “disclosure controls and procedures are effective and designed to ensure that the information required to be disclosed in [your] reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the requisite time periods.”  This effectiveness conclusion is stated in terms that are more limited than the full definition of “disclosure controls and procedures” contained in Exchange Act Rule 13a-15(e), which we note you have recited in the prior sentence in your disclosure.  Please confirm, if true, that your CEO and Interim CFO concluded that your disclosure controls and procedures are also effective in ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management,

Confidential Treatment Requested by Sonus Networks, Inc. Pursuant to Rule 83

as appropriate, to allow timely decisions regarding required disclosure.  In future filings, to the extent you include a definition of disclosure controls and procedures in management’s conclusion on effectiveness, please include the entire definition as set forth in the referenced rule.

Response

The Company confirms that our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure.

In future filings, to the extent we include a definition of disclosure controls and procedures in management’s conclusion on effectiveness, we will include the entire definition as set forth in the referenced rule.

4.              In addition, we note your statement on page 97 that, “A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.”  Please tell us in your response letter, and clarify in future filings, whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level as of the end of the applicable period.  Alternatively, you may remove from future filings the discussion of the level of assurance of your disclosure controls and procedures.  Refer to Section II.F.4 of SEC Release 34-47986.

Response

Our principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures were effective at the reasonable assurance level as of the end of December 31, 2009.

In future filings, we will remove the discussion of the level of assurance of our disclosure controls and procedures.

Additionally, as requested in the Staff’s letter, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Confidential Treatment Requested by Sonus Networks, Inc. Pursuant to Rule 83

•                  the Company may not asset Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you would like to discuss this response to the Staff’s comment or any other matter, please contact me at (978) 614-8100.

Sincerely,

SONUS NETWORKS, INC.

By:	/s/ Wayne Pastore
Wayne Pastore
Vice President of Finance, Corporate Controller and Chief Accounting Officer and Interim Chief Financial Officer

cc:	Mr. David Zeltner, Weil, Gotshal & Manges LLP
Ms. Catherine T. Dixon, Weil, Gotshal & Manges LLP